UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2016

COMMISSION FILE Number. 000-29338

CARDIOME PHARMA CORP.

(Translation of registrant’s name into English)

1441 Creekside Drive, 6th floor

Vancouver, British Columbia, V6J 4S7, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	News Release dated July 14, 2016 - ESMOCARD® and ESMOCARD LYO® receive pricing approval and reimbursement in Italy

Exhibit 99.1 of this report on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-10 (File No. 333-209606) and registration statements on Form S-8 (File No. 333-199091 and File No. 333-199092).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)

Date: July 14, 2016	By:	/s/ Jennifer Archibald
Name: Jennifer Archibald
Title: Chief Financial Officer